UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number 000-50940
CUSIP Number 778669-10-1
NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D ☐ Form N-SAR   ☐ Form N-CSR
For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended: __________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Rotech Healthcare Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2600 Technology Drive, Suite 300
Address of Principal Executive Office (Street and Number)
Orlando, FL 32804
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rotech Healthcare, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) prior to the filing deadline because the Company has not finalized additional internal review procedures as a result of the ongoing government investigation.
As previously reported, on March 12, 2013, a federal court in Orlando, Florida issued warrants authorizing the collection of various categories of billing records from the Company. The warrants were executed on March 13, 2013 at the Company's corporate headquarters in Orlando and the Winter Park, Florida, location for Rotech Systems Group. In addition, subpoenas for particular relevant records were served on certain Company locations. While the Company cannot be certain of the focus of the investigation, it appears to be focused on the same subject matter as the inaccurate reimbursement for the provision of oxygen contents that the Company identified, reported and repaid in 2012 to the appropriate Durable Medical Equipment Medicare Administrative Contractors (DME MACs), although there can be no assurance that the investigation does not focus on additional matters.
The national law firm of Foley & Lardner LLP conducted an extensive review of this matter at the Company's request last year. As previously disclosed in the Company's public filings, during the first quarter of 2012, the Company identified an error made in certain programming logic within its billing system. As a result of this error, the Company determined that it had been overpaid on certain specific Medicare claim types since January 1, 2009, with the amount of such overpayment being approximately $6.5 million in the aggregate. This review resulted in the Company voluntarily reporting its error and voluntarily repaying $6.5 million in May 2012 to the appropriate DME MACs. The programming logic that caused this error has been corrected in its billing system, and the Company is not aware of any other Medicare overpayment issues as a result of this or any other programming error and believes that it has already refunded the appropriate amount for this error.
The Company intends to cooperate fully with the government. The Company also intends to file its Form 10-K as soon as practicable.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification:

David J. Meador	407	822-4600
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒ Yes ☐No

__________________________________________________________________________________________________

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 27, 2013, the Company disclosed certain preliminary unaudited quarterly and annual financial information in a Current Report on Form 8-K, which is incorporated by reference herein. Depending on the Company's final determination with respect to normal year-end adjustments and the impact of the government investigation, the results of operations for the year and the fourth quarter ended December 31, 2012 may differ materially from the previously disclosed unaudited results.
Cautionary Note Regarding Forward-Looking Statements
This notification contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and section 27A of the Securities Act of 1933, as amended. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to that the Company will have sufficient cash on hand to pay its operating expenses; the Company's ability to continue to comply with other covenants under its notes or credit facility; potential decreases in Medicare Part B reimbursement rates; legislative or regulatory changes to Medicare or related programs; health care reform, including recently enacted legislation; adjustments in reimbursement rates set by the Centers for Medicare & Medicaid Services; the effects of the competitive bidding process under Medicare; the accreditation of the Company's operating locations and their compliance with government standards for coverage and payment; the ability of the Company to develop, secure approval of and consummate a prearranged plan of chapter 11 reorganization; the Company's ability to improve its operating structure, financial results and profitability following emergence from chapter 11; the potential adverse effects of the chapter 11 proceedings on the Company's liquidity, results of operations, brand or business prospects; the Company's ability to generate or raise cash and maintain a cash balance sufficient to fund continued investments, capital needs and service its debt; the Company's ability to maintain contracts that are critical to its operation; the Company's ability to obtain and maintain normal terms with customers, suppliers and service providers; and the Company's ability to retain key executives, managers and employees. Additional factors that may affect future results are contained in the Company's filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC's website at www.sec.gov. The Company disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Rotech Healthcare Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013	By:	/s/ David J. Meador
Name: David J. Meador
Title: Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).